[Letterhead of Wachtell, Lipton, Rosen & Katz]

Direct Dial: (212) 403-1309 Direct Fax: (212) 403-2309 E-Mail: DAKatz@wlrk.com June 13, 2007

VIA EDGAR AND FEDERAL EXPRESS Jim B. Rosenberg Senior Assistant Chief Accountant U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:             sanofi-aventis
                  Form 20-F for the fiscal year ended December 31, 2005
                  File No. 001-31368

Dear Mr. Rosenberg:

     On behalf of our client, sanofi-aventis (the “Company”), set forth below is the response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that was conveyed to us on April 16, 2007 regarding our letter, dated March 7, 2007, with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the response.

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
June 13, 2007

Form 20-F for the Fiscal Year Ended December 31, 2005

1.	With respect to our prior comment 2, please provide to us in disclosure-type format a revised discussion that provides a more detailed explanation of how this measure is relevant to an investor’s understanding of your financial performance as discussed in paragraphs 83 and 84 of IAS 1. Include specifically a detailed discussion of the general nature of the items excluded as part of this caption and why that nature makes excluding these amounts appropriate and useful.

Response: In response to the Staff’s comment, the Company proposes to add the following introduction to Note B.20 to the Company’s consolidated financial statements (Summary of significant accounting policies) in future filings with the SEC:

“B.20. Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation

The Group has included the subtotal “Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigation” on the face of the income statement in accordance with IAS 1 (par. 83), Presentation of Financial Statements, because it believes that such presentation is relevant to an understanding of its financial performance. The inclusion of this subtotal is intended to separately present elements of our income statement that, while included in operating income, have little predictive value due to their nature, frequency and/or materiality and, thus, if not presented separately, could, in the opinion of the Group, make it more difficult to assess its financial performance.”

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
June 13, 2007

* * *

     If you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1309.

Very truly yours,
/s/ David A. Katz
David A. Katz

cc:	Tabatha Akins
Jim Atkinson
U.S. Securities and Exchange Commission

Jean-Claude Leroy
Laurence Debroux
sanofi-aventis